07023960

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL SUPPL

RECEIVED

2007 MAY 31 A 9:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXTRA SHAREHOLDERS MEETING

Press Release, Stockholm, Sweden, May 22, 2007 – Diamyd Medical AB

(www.omxgroup.com ticker: DIAM B; www.otcqx.com ticker DMYDY)

Today at the extra shareholder meeting it was decided to retrieve a purchase option program and replace it with an employee option program.

The Company shall issue an employee option program free of charge with a validity of maximum three (3) years. The options shall be non-transferable and entitle the holder to subscribe at a share value of 110 percent of the average share value on the Nordic Stock Exchange during five (5) days before the allotment. The conversion of the options should be conditioned by the employment or assignment at the time for vesting. Concerning employees in the USA the conditions shall be according to the regulations for the state where issued.

To secure the employee option program it was decided to issue 250,000 warrants. Every warrant is entitled to a subscription of one (1) share of series B with validity until December 31, 2010. The Company shall retain warrants to cover the costs and taxes that the Company will be liable for at execution of the warrants. At full execution of all warrants the dilution is calculated to approximately 2.5 percent.

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several central nervous system-related diseases. Diamyd Medical has an exclusive world-wide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and on the OTCQX-list in the US (ticker symbol: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

dw 6/1

Stockholm-office
Anders Essen-Möller
CEO and President
Tel: +46 8 661 0026
E-mail: investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
Tel: +1 412 770 1310
E-mail: Michael.Christini@diamyd.com

For media contact in the US, please contact:
Gregory Tiberend, Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020 E-mail: gtiberend@rlcinc.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END